Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR THE FIRST QUARTER 2016

Record Subscriber Growth of 37k in the quarter

AZOUR, Israel – May 23, 2016 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the first quarter ended March 31, 2016.

Highlights of the First Quarter

•	Strong net subscribers adds in the quarter amounting to 37 thousand, reaching 985 thousand subscribers;
•	Revenue of $47.2 million, up 7% year-over-year;
•	Gross margins of 50.4%;
•	Operating profit of $11.5 million (margin of 24.4%), up 10% year-over-year;
•	Generated $5.4 million in operating cash flow;
•	Dividend of $3.6 million declared for the quarter;

First Quarter 2016 Results

Revenues for the first quarter of 2016 were $47.2 million, representing an increase of 7% from revenues of $44.2 million in the first quarter of 2015. The significant strengthening of the US Dollar versus the Brazilian Real, Argentinean Peso as well as the Israeli Shekel, compared with the level during the first quarter of 2015 reduced the overall revenue level in US Dollars. Excluding the exchange rate impact, the increase in revenues would have been 24% over the first quarter of last year. 68% of revenues were from location based service subscription fees and 32% from product revenues.

Revenues from subscription fees increased by 1% over the same period last year. In local currency terms, subscription fees increased 24%, primarily due to the growth in the subscriber base which expanded from 845,000 as of March 31, 2015, to 985,000 as of March 31, 2016.

Product revenues increased by 23% compared with the same period last year. In local currency terms, product revenues grew by 23% compared with product revenues reported in the first quarter of 2015.

Gross profit for the first quarter of 2016 was $23.8 million (50.4% of revenues), an increase of 2% compared with $23.4 million (52.9% of revenues) in the first quarter of 2015. The gross margin on subscription fees was 65.1% and the gross margin on products was 19.0%. The decrease in the overall gross margin was due to the revenue mix which included a higher proportion of product revenues. In addition, the weakening of the Brazilian Real and the Argentinean Peso versus the US Dollar had a negative impact on the margin.

Operating profit for the first quarter of 2016 was $11.5 million (24.4% of revenues), an increase of 10% compared with an operating profit of $10.5 million (23.8% of revenues) in the first quarter of 2015. Excluding the impact of the change in exchange rates over the period, the operating profit would have increased 36% over the first quarter of 2015.

ITURAN LOCATION AND CONTROL LTD.
EBITDA for the quarter was $14.1 million (29.9% of revenues), an increase of 7% compared to an EBITDA of $13.2 million (29.9% of revenues) in the first quarter of 2015. Excluding the impact of the change in exchange rates over the period, the EBITDA would have increased by 35% over the first quarter of last year.

Net profit was US$7.1 million in the first quarter of 2016 (15.0% of revenues) or fully diluted EPS of US$0.34. This is compared with a net profit of US$6.8 million (15.4% of revenues) or fully diluted EPS of US$0.32 in the first quarter of 2015. Excluding the impact of the change in exchange rates over the period, the net profit would have increased 32% over the first quarter of last year.

Cash flow from operations for the quarter was $5.4 million.

As of March 31, 2016, the Company had net cash, including marketable securities, of $27.2 million or $1.30  per share. This is compared with $28.9 million or $1.38 per share as at December 31, 2015.

Dividend
For the first quarter of 2016, a dividend of $3.6 million was declared in line with the Company’s stated policy of issuing at least 50% of net profits in a dividend, on a quarterly basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are very pleased with our results, representing a great start to 2016, and this is despite the financial headwinds from the significant devaluation of our operating currencies versus the dollar over the past year.  Our record net subscriber-adds in the quarter puts us on the cusp of a million subscribers. This large base, combined with the recent accelerated growth in subscribers, positions us exceptionally well for ongoing strong financial performance. Furthermore, starting later this year and over the coming years, we see additional upside from IRT, our jointly owned JV providing the telematic services for a leading car manufacturer in both Brazil and now Argentina. Given the more favorable currency environment as seen so far in 2016, I am very optimistic with regard to our near-term as well as the long-term future.”

ITURAN LOCATION AND CONTROL LTD.

Conference Call Information

The Company will also be hosting a conference call later today, May 23, 2016 at 9am Eastern Time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 407 2553
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 866 485 2399
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 985,000 subscribers distributed globally. Established in 1995, Ituran has over 1,500 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States.

Company Contact Udi Mizrahi udi_m@ituran.com VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@gkir.com GK Investor Relations (US) +1 646 201 9246

ITURAN LOCATION AND CONTROL LTD.

Consolidated Interim Financial Statements
as of March 31, 2016

ITURAN LOCATION AND CONTROL LTD.

Consolidated Financial Statements
as of March 31, 2016

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2016	2015

Current assets
Cash and cash equivalents	26,812	27,016
Investments in marketable securities	348	2,035
Accounts receivable (net of allowance for doubtful accounts)	34,901	27,436
Other current assets	28,047	22,437
Inventories	13,166	12,781
	103,274	91,705

Long-term investments and other assets
Investments in affiliated companies	5,467	4,705
Investments in other company	81	78
Other non-current assets	1,344	1,166
Deferred income taxes	2,312	2,279
Funds in respect of employee rights upon retirement	7,631	7,174
	16,835	15,402

Property and equipment, net	32,291	31,514

Intangible assets, net	26	26

?Goodwill	3,477	3,356

Total assets	155,903	142,003

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED BALANCE SHEETS

	US dollars
	March 31,	December 31,
(in thousands)	2016	2015

Current liabilities
Credit from banking institutions	3	155
Accounts payable	13,218	10,466
Deferred revenues	10,782	9,210
Other current liabilities	26,877	21,750
	50,880	41,581
Long-term liabilities
Liability for employee rights upon retirement	11,355	10,637
Provision for contingencies	402	622
Deferred revenues	1,089	973
Others non-current	479	369
	13,325	12,601

Stockholders’ equity	87,389	83,698

Non-controlling interests	4,309	4,123

Total equity	91,698	87,821

Total liabilities and equity	155,903	142,003

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF INCOME

	US dollars
	Three month period ended March 31,
(in thousands except per share data)	2016	2015

Revenues:
Location-based services	32,155	31,948
Wireless communications products	15,044	12,252
	47,199	44,200

Cost of revenues:
Location-based services	11,221	11,301
Wireless communications products	12,188	9,537
	23,409	20,838

Gross profit	23,790	23,362
Research and development expenses	675	490
Selling and marketing expenses	2,378	2,396
General and administrative expenses	9,271	9,963
Other income, net	(43)	(12)
Operating income	11,509	10,525
Financing income, net	68	471
Income before income tax	11,577	10,996
Income tax expenses	(3,215)	(3,339)
Share in losses of affiliated companies ,net	(692)	(307)
Net income for the period	7,670	7,350
Less: Net income attributable to non-controlling interest	(571)	(539)
Net income attributable to the Company	7,099	6,811

Basic and diluted earnings per share attributable to Company’s stockholders	0.34	0.33

Basic and diluted weighted average number of shares outstanding (in thousands)	20,968	20,968

ITURAN LOCATION AND CONTROL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars
	Three month period ended March 31,
(in thousands)	2016	2015

Cash flows from operating activities
Net income for the period	7,670	7,350
Adjustments to reconcile net income to net cash from operating activities:
Depreciation amortization and impairment of goodwill	2,611	2,673
Gain in respect of trading marketable securities	(34)	(89)
Increase in liability for employee rights upon retirement	371	381
Share in losses of affiliated companies, net	692	307
Others	-	170
Deferred income taxes	(692)	(5)
Capital gains on sale of property and equipment, net	(10)	(5)
Increase in accounts receivable	(6,569)	(1,434)
Increase in other current assets	(3,230)	(1,678)
Decrease in inventories	32	660
Increase in accounts payable	2,480	866
Increase(decrease) in deferred revenues	1,355	(396)
Increase(decrease) in other current liabilities	748	(73)
Net cash provided by operating activities	5,424	8,727
Cash flows from investment activities
Increase in funds in respect of employee rights upon retirement, net of withdrawals	(223)	(263)
Capital expenditures	(2,211)	(6,837)
Investments in affiliated companies	(1,408)	(1,270)
Investments in marketable securities	(344)	-
Sale of marketable securities	1,858	-
Deposit	(63)	(160)
Proceeds from sale of property and equipment	90	499
Net cash used in investment activities	(2,301)	(8,031)
Cash flows from financing activities
Short term credit from banking institutions, net	(152)	-
Dividend paid	(3,120)	(4,423)
Dividend paid to non-controlling interest	(617)	(536)
Net cash provided by (used in) financing activities	(3,889)	(4,959)
Effect of exchange rate changes on cash and cash equivalents	562	(1,247)
Net decrease in cash and cash equivalents	(204)	(5,510)
Balance of cash and cash equivalents at beginning of the period	27,016	38,418
Balance of cash and cash equivalents at end of the period	26,812	32,908

Supplementary information on investing activities not involving cash flows:

In February 2016, the Company declared a dividend in an amount of US$ 6.5 million. The dividend will be paid in April 2016.

During the three month period ended March 31, 2016, the Company purchased property and equipment in an amount of US$ 70 thousand using a directly related liability.